


08027098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   66392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING_____12/31/07_____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Next Generation Equity Research, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____1 East Wacker Drive, Suite 2920____
      (No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Tim Fierce   866-622-7304
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   John R. Waters & Company

      (Name – *if individual, state last, first, middle name*)

123 N. Wacker Drive, Suite 1550	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

Mail Processing Section

FEB 2 8 2008

Washington, DC
102

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Tim Fierce_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Next Generation Equity Research, LLC
_____ , as of ___December 31_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Partner
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

To the Member of
Next Generation Equity Research, LLC

We have audited the accompanying statement of financial condition of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) as of December 31, 2007 and 2006, and the related statements of income (loss), changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John R Waters & Company

Chicago, Illinois
February 25, 2008


JRW &CO
CERTIFIED
PUBLIC
ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Exhibit I

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$169,698	$ 39,417
Receivables from broker-dealers and clearing organizations	279,034	316,702
Prepaid expenses	32,384	25,949
TOTAL CURRENT ASSETS	481,116	382,068
PROPERTY AND EQUIPMENT - NET	50,714	35,802
OTHER ASSETS:		
Investment in non-marketable securities	4,063	-
Deposits	8,372	10,840
TOTAL OTHER ASSETS	12,435	10,840
TOTAL ASSETS	$544,265	$428,710
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 40,225	$ 39,880
Deferred lease liability	-	1,349
Commissions payable	37,659	98,041
Bonus payable	-	35,000
Other payables	295	1,624
TOTAL CURRENT LIABILITIES	78,179	175,894
MEMBER'S EQUITY (Exhibit III)	466,086	252,816
TOTAL LIABILITIES AND MEMBER'S EQUITY	$544,265	$428,710

The accompanying notes are an integral part of this statement.

Exhibit II

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE:		
Commission income	$3,088,046	$2,974,593
Investment banking	289,249	-
Other income	38,866	68,900
TOTAL REVENUE	3,416,161	3,043,493
OPERATING EXPENSES (Schedule C)	3,387,891	3,442,438
NET INCOME (LOSS) (Exhibit III)	$ 28,270	$ (398,945)

The accompanying notes are an integral part of this statement.

Exhibit III

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
MEMBER'S EQUITY - BEGINNING OF YEAR	$252,816	$226,761
Additional capital contributions	205,000	425,000
Capital distributions	(20,000)	-
Net income (loss) (Exhibit II)	28,270	(398,945)
MEMBER'S EQUITY - END OF YEAR (Exhibit I)	$466,086	$252,816

The accompanying notes are an integral part of this statement.

Exhibit IV

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income (loss)	$ 28,270	$(398,945)
Items which did not affect cash:		
Depreciation and amortization	15,520	13,048
Abandonment of leasehold improvements	4,394	-
Unrealized loss on non-marketable securities	273	-
Receipt of non-marketable securities	(4,609)	-
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations	37,668	(21,333)
Deposits	2,468	(6,228)
Prepaid expenses	(6,435)	(16,614)
Accounts payable	345	5,503
Deferred lease liability	(1,349)	(4,047)
Commissions payable	(60,109)	98,041
Bonus payable	(35,000)	35,000
Other payables	(1,329)	1,624
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(19,893)	(293,951)
CASH (APPLIED TO) INVESTING ACTIVITIES:		
Purchase of property and equipment	(34,826)	(16,174)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Proceeds from holding company payable	-	50,000
Payment of holding company payable	-	(130,000)
Capital distributions	(20,000)	-
Additional capital contributions	205,000	425,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	185,000	345,000
INCREASE IN CASH	130,281	34,875
CASH - BEGINNING OF YEAR	39,417	4,542
CASH - END OF YEAR	$169,698	$ 39,417

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Next Generation Equity Research, LLC (the Company), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), formally known as NASD, Inc. The Company provides investment banking, advisory services, and research on securities to institutional investors throughout the United States. The Company is wholly-owned by Next Generation Holdings, LLC (parent).

Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes gross revenues from research on securities when the earnings process is complete, as evidenced by an agreement with the broker. Recognition of research earnings occurs at the time the investment transaction closes. Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Cash - The Company maintains its cash balance at a major financial institution in the Chicago metropolitan area. Management believes that the Company is not exposed to any significant credit risk.

Accounts Receivable - Accounts receivable consist primarily of trade receivables for research on securities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Property and Equipment - Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

Non-Marketable Securities - Occasionally, the Company receives shares of restricted stock in publicly traded companies in payment of services rendered. The shares are originally valued at the value of the services rendered. The securities are periodically revalued based on the value of the traded securities. Unrealized losses are recognized for the difference between the previous value and the value at the balance sheet date. The Company participates in the payment terms with the respective sales representative. Commissions payable to the sales representative are accrued accordingly. The Company owned restricted securities aggregating $4,063 at December 31, 2007 and incurred unrealized losses aggregating $273 in 2007.

NOTE 2 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2007 and 2006:

	2007	2006
Office equipment	$64,171	$49,876
Furniture and fixtures	20,530	-
Leasehold improvements	-	10,136
Sub-total	84,701	60,012
Less accumulated depreciation	33,987	24,210
Net property and equipment	$50,714	$35,802

Depreciation expense aggregated $15,520 and $13,048 for 2007 and 2006, respectively.

NOTE 3 - LEASE COMMITMENTS

On December 15, 2004, the Company entered into a twenty-eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. On April 30, 2007, the Company entered into an eighty-four month lease for office space in Chicago, Illinois commencing on September 1, 2007. Total lease expense aggregated $65,719 and $61,509 in 2007 and 2006, respectively.

The Company leased temporary office space on a month-to-month basis in Boston, Massachusetts through September 2007. Under the terms of the lease, the Company was obligated to pay rent and operating expenses for the facilities. Total lease expense aggregated $12,053 and $17,119 in 2007 and 2006, respectively.

On April 20, 2006, the Company entered into a thirty-six month lease agreement for office space in Greenwood Village, Colorado. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. Total lease expense aggregated $22,081 and $17,483 in 2007 and 2006, respectively.

The Company also leases office equipment and furniture classified as operating leases. The terms of the leases are for thirty-six to sixty months. Lease expense aggregated $23,914 and $22,345 in 2007 and 2006, respectively.

NOTE 3 - LEASE COMMITMENTS, Continued

The following is a summary of required future minimum base operating lease payments at December 31, 2007:

2008	$ 76,000
2009	63,000
2010	55,000
2011	55,000
2012	57,000
Thereafter	99,000
Total	$405,000

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company obtains funds for working capital from short-term financing advances made by its parent and from capital contributions both made by the parent company as necessary. The advances are repaid from available working capital. Since the advances are short-term, no interest is charged by or paid to the parent company. At January 1, 2006, the Company had a payable to the parent company aggregating $80,000.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital of $370,553, which was $365,341 in excess of its required net capital of $5,212. At December 31, 2006, the Company had net capital of $215,225, which was $205,832 in excess of its required net capital of $9,393. The Company's net capital ratio was .21 to 1.0 and .65 to 1.0 at December 31, 2007 and 2006, respectively.

NOTE 6 - CUSTOMER CONCENTRATION

At December 31, 2007 and 2006, the Company had concentrations for the year of:

	2007		2006	
	Sales	Accounts Receivable	Sales	Accounts Receivable
Customer A	20%	-%	31%	-%
Clearing house A	-%	100%	-%	100%

NOTE 7 - INCOME TAXES

       The Company is a limited liability company. Accordingly, the member will be taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements. The Company remains liable for state replacement tax.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2007

The accompanying schedule is prepared in accordance
with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Member of
Next Generation Equity Research, LLC

Our report on our audits of the basic financial statements of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) for December 31, 2007 and 2006 appears on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A through C, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 25, 2008



JOHN R. WATERS & COMPANY

CERTIFIED
PUBLIC
ACCOUNTANTS

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL:		
Total member's equity (Exhibit III)	$466,086	$252,816
Adjustments:		
Discretionary bonus payable	-	35,000
Net capital before deductions	466,086	287,816
Deductions:		
Non-allowable assets:		
Property and equipment - Net	50,714	35,802
Investment in non-marketable securities	4,063	-
Prepaid expenses	32,384	25,949
Deposits	8,372	10,840
Total deductions	95,533	72,591
NET CAPITAL	370,553	215,225
MINIMUM NET CAPITAL REQUIREMENT	5,212	9,393
EXCESS NET CAPITAL (based on 6-2/3% of aggregate indebtedness)	$365,341	$205,832
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 78,179	$140,894
Ratio of aggregate indebtedness to net capital	.21 to 1.0	.65 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2007 AND 2006

The Company is not required to file the above schedules as it is exempt from
Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the
rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OPERATING EXPENSES:		
Commissions	$ 852,856	$ 793,171
Salaries - Executives	290,000	300,000
Salaries	754,798	930,241
Payroll taxes	118,647	120,122
Employee benefits	165,537	120,729
Clearing costs	319,323	373,574
Travel	223,811	253,275
Professional fees	49,087	46,824
Rent	99,853	92,065
Quotations and research	147,321	129,779
Meals and entertainment	127,112	103,146
Office supplies and expense	42,087	12,313
Telecommunications	55,460	47,575
Computer expense	41,986	32,701
Equipment rental	23,914	22,345
Licenses and registration	19,959	20,203
Dues and subscriptions	28,462	18,639
Depreciation and amortization	15,520	13,048
Insurance	1,570	6,708
Postage	3,821	3,611
Utilities	1,762	1,285
Advertising	1,684	1,084
Charitable contributions	3,321	-
TOTAL OPERATING EXPENSES (Exhibit II)	$3,387,891	$3,442,438

The accompanying notes are an integral part of this statement.

To the Member of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) for the years ended December 31, 2007 and 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.



JOHN R. WATERS & COMPANY

JRW
&CO
CERTIFIED
PUBLIC
ACCOUNTANTS

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2007 and 2006 and this report does not effect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 25, 2008


END